                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                         Mine Safety Appliances Company
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602720-104
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  602720-104

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                    60,169
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                 487,945


                                 7) Sole Dispositive Power              326,176


                                 8) Shared Dispositive Power            817,769


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,148,114*


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  21.0*


   12)  Type of Reporting Person (See Instructions)                          HC

   * See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                         Mine Safety Appliances Company
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602720-104
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  602720-104

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                        60,169
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                     487,945


                            7) Sole Dispositive Power                  326,176


                            8) Shared Dispositive Power                817,769


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,148,114*


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                        [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 21.0*

   12)  Type of Reporting Person (See Instructions)                         HC


   * See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                         Mine Safety Appliances Company
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602720-104
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement      [   ]
CUSIP No.  602720-104

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association  25-1197336

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization              United States


  Number of Shares             5) Sole Voting Power              59,169
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power           487,945


                               7) Sole Dispositive Power        326,176


                               8) Shared Dispositive Power      817,769


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    1,147,114*


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                        [   ]


   11)  Percent of Class Represented by Amount in Row (9)          21.0*


   12) Type of Reporting Person (See Instructions)                   BK


   * See the response to Item 4.
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ITEM 4 - OWNERSHIP:

The following information is as of June 30, 1996.

(a) Amount Beneficially Owned:                                 1,148,114 shares*

(b) Percent of Class:                                                      21.0*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                      60,169
      (ii) shared power to vote or to direct the vote                   487,945
     (iii) sole power to dispose or to direct the disposition of        326,176
      (iv) shared power to dispose or to direct the disposition of      817,769


* On June 4, 1996, the Mine Safety Appliances Company Stock Compensation Trust (the "Trust"), of which PNC Bank, National Association, acts as Trustee, purchased 600,000 shares of common stock, no par value, of Mine Safety Appliances Company (the "Company"). The purchase price for such common stock was paid for by a loan from the Company to the Trustee as evidenced by a promissory note. The Trust was established and the Company's common stock so purchased to provide assurance of the availability of the shares of the Company's common stock necessary to satisfy certain obligations of the Company and its subsidiaries under certain designated non-qualified employee plans, in accordance with a Trust Agreement effective as of June 1, 1996. Pursuant to this amendment to Schedule 13G, PNC Bank, National Association, as Trustee of the Trust, reports that it has no voting power, but may have shared dispositive power, with respect to these 600,000 shares held in the Trust. The filing of this amendment does not constitute, and should not be construed as, an admission that either PNC Bank, National Association, as Trustee of the Trust, or the Trust beneficially owns such securities. In connection therewith, the Trustee and the Trust disclaim beneficial ownership of such securities.


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ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     As provided in that certain Trust Agreement made effective as of June 1, 1996, between the Company and PNC Bank, National Association, as Trustee for the Trust, dividends paid in cash on the Company's common stock held by the Trust are applied to pay interest and repay scheduled principal due under the loan used by the Trustee to purchase the Company's common stock so held. In the event that dividends paid on such common stock held by the Trust, other than those designated "Extraordinary Dividends", exceed the amount of scheduled principal and interest due in any Trust year, the excess shall be used to purchase additional shares of the Company's common stock and/or shall be distributed to a broad cross-section of individuals employed by the Company as determined by a Committee of officers and other individuals appointed by the Company's Board of Directors from time to time to administer the Trust.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of
PNC Bancorp, Inc.)

PNC Bank, Ohio, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         July 9, 1996
         --------------------------------------------
         Date

         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


         July 9, 1996
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
         --------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         --------------------------------------------
         Name/Title


         July 9, 1996
         --------------------------------------------
         Date


         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 11.